

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 28, 2017

Via E-Mail
Mr. Frederick J. Crawford
Chief Financial Officer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

> **Re:** **Aflac Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-07434**

Dear Mr. Crawford:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
7. Policy Liabilities, page 139

1. Please tell us how much of the favorable $465 million in claims development for prior years relates to the lines of business in Japan, separately breaking out the portion related to the impact of foreign exchange. Also, provide us a description of those lines and an analysis explaining with more specificity the reason for the favorable development unrelated to foreign exchange.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance